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                             April 5, 2022

       Bong Lau
       Chief Executive Officer
       Intelligent Living Application Group Inc.
       Unit 2, 5/F, Block A, Profit Industrial Building
       1-15 Kwai Fung Street, Kwai Chung
       New Territories, Hong Kong

                                                        Re: Intelligent Living
Application Group Inc.
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            January 27, 2022
                                                            File No. 333-248684

       Dear Mr. Lau:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 20, 2022 letter.

       Form F-1/A filed January 27, 2022

       Cover Page

   1.                                                   We note your disclosure
here that    as of the date of this prospectus, none of [y]our
                                                        subsidiaries has made
any dividend payment or distribution to the holding company.
                                                        Please reconcile this
disclosure with your disclosure on page 10 that your subsidiary and holding company have
made cash transfers.
 Bong Lau
FirstName   LastNameBong    LauGroup Inc.
Intelligent Living Application
Comapany
April       NameIntelligent Living Application Group Inc.
       5, 2022
April 25, 2022 Page 2
Page
FirstName LastName
2. Please disclose whether cash generated from one subsidiary is used to fund another subsidiary's operations, whether any subsidiary has ever faced difficulties or limitations on its ability to transfer cash between subsidiaries, and whether you have cash management policies that dictate the amount of such funding.
Prospectus Summary, page 1

3. Please amend your disclosure here to state that currently, the Chinese government may intervene or influence your operations in China at any time.
4. We note your disclosure that you are not required to obtain any permissions or approvals from the Chinese government to offer your ordinary shares to foreign investors. Please also disclose each permission or approval that you or your subsidiaries are required to obtain to operate your business. If you are not required to obtain any permissions or approvals, please explain how you determined so. If you relied on the advice of counsel,
         please identify counsel and file counsel   s consent as an exhibit. If
you did not rely on
         counsel, please explain why.
5. We note your disclosure that transfers of funds among your Hong Kong subsidiaries or from your Hong Kong subsidiaries to the holding company are free of restrictions. Please revise your disclosure to make it clear that the PRC may impose greater restrictions on your Hong Kong subsidiaries' abilities to transfer cash out of Hong Kong and to the holding company.
6. We note your summary risk factor disclosure noting that the Chinese government may intervene or influence your operations at any time. Please expand your disclosure to discuss specific limitations or restrictions imposed by the PRC on you based on the industry that you operate in. By way of example, and not limitation, discuss whether there are limitations on moving technology in and out of the PRC and how it will affect your operations. In addition, expand your risk factor section as necessary. Enforceability of Civil Liabilities, page 53

7. We note your disclosures surrounding the enforceability of civil liabilities against persons located in the PRC and Hong Kong. Please disclose here, and include an appropriate risk factor, to discuss that these limitations may make it more difficult for your investors to enforce civil judgements against you or your officers or directors. Bong Lau
FirstName   LastNameBong    LauGroup Inc.
Intelligent Living Application
Comapany
April       NameIntelligent Living Application Group Inc.
       5, 2022
April 35, 2022 Page 3
Page
FirstName LastName
        You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Asia Timmons-Pierce at (202) 551-
3754 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:      Jeffrey Li